UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

The St. Joe Company

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

790148100

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, FL 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alfred I. duPont Testamentary Trust

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 33,351,546 8) Shared Voting Power 33,351,546 9) Sole Dispositive Power 33,351,546 10) Shared Dispositive Power 33,351,546

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,351,546

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 44.1%

14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The Nemours Foundation

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 1,863,678 8) Shared Voting Power 1,863,678 9) Sole Dispositive Power 1,863,678 10) Shared Dispositive Power 1,863,678

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,678

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 2.5%

14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Winfred L. Thornton

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 19,140 8) Shared Voting Power 35,215,224 9) Sole Dispositive Power 19,140 10) Shared Dispositive Power 35,215,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,234,364

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.5%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 50,500 8) Shared Voting Power 35,215,224 9) Sole Dispositive Power 50,500 10) Shared Dispositive Power 35,215,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,265,724

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.6%

14)	Type of Reporting Person (See Instructions) BK

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Hugh M. Durden

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 4,001 8) Shared Voting Power 35,215,224 9) Sole Dispositive Power 4,001 10) Shared Dispositive Power 35,215,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,219,225

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.5%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John S. Lord

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 9,850 8) Shared Voting Power 35,215,224 9) Sole Dispositive Power 9,850 10) Shared Dispositive Power 35,215,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,225,074

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.5%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert H. Peyton

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 9,850 8) Shared Voting Power 35,215,224 9) Sole Dispositive Power 9,850 10) Shared Dispositive Power 35,215,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,225,074

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.5%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John F. Porter, III

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 0 8) Shared Voting Power 35,215,224 9) Sole Dispositive Power 0 10) Shared Dispositive Power 35,215,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,215,224

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.5%

14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) W. T. Thompson, III

2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power 1,500 8) Shared Voting Power 35,260,224 9) Sole Dispositive Power 1,500 10) Shared Dispositive Power 35,260,224

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,261,724

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 46.6%

14)	Type of Reporting Person (See Instructions) IN

Items 4, 6, and 7 are amended as set forth below.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, Messrs. Durden, Lord, Peyton and Thornton are directors on the Issuer’s Board of Directors which has nine members and the Reporting Persons do not have any plans or proposals to change the number or term of directors, other than to fill any future vacancies on the Board.

On February 7, 2003, the Trust and the Foundation entered into a 90-day stock repurchase agreement with the Issuer. Such agreement was renewed for additional 90-day periods on May 19, 2003 and August 23, 2003. The August 23, 2003 renewal agreement will last to November 10, 2003 and calls for the Trust or the Foundation to sell to the Issuer each Monday a number of shares equal to 0.9 times the amount of shares that the Issuer purchased from the public during the previous week.

On August 28, 2003, the Issuer filed a registration statement (the “Registration Statement”) in connection with the offering of up to 11,000,000 shares of Common Stock by the Trust from time to time. The Trust may, from time to time, sell all or part of the shares covered by the Registration Statement on terms determined at the time such shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, or through dealers or other persons acting as agents, or through a combination of such methods. The distribution of such shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

On September 5, 2003, the Issuer filed an amendment to the Registration Statement in connection with a secondary offering (the “Secondary Offering”) of 9,000,000 shares of Common Stock by the Trust and an over-allotment option to be granted to the underwriters with respect to 1,350,000 shares of Common Stock.

The Trust is offering the shares of the Common Stock in the Secondary Offering in order to diversity the Trust’s assets. In the future, the Trust may sell additional shares of Common Stock, but it will agree with the underwriters that it will not, subject to customary exemptions, effect any sales of Common Stock, except to the Company, for a period of 180 days from the date of the prospectus supplement relating to the Secondary Offering without the prior written consent of Morgan & Stanley & Co. Incorporated. The Trust anticipates that it will continue to reduce its ownership of Common Stock over the next several years through open market sales, private sales, participation in the Issuer’s stock repurchase program or otherwise. The timing and amount of sales by the Trust is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer’s prospects and general economic conditions.

As stated in Item 2, Messrs. Durden, Lord, Peyton and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Pursuant to a registration rights agreement between the Trust and the Issuer, entered into in December 1997, as amended, the Trust may require the Issuer to file a registration statement for the sale of shares of Common Stock beneficially owned by the Trust, subject to specified limitations (including a minimum offering size of 7.5% of outstanding shares of Common Stock for all except the last demand). Upon the consummation of the sale of the shares covered by the Registration Statement, the Trust will have three additional opportunities to effect such demand registrations. However, the Trust may not require the Issuer to effect a demand registration within six months after the effectiveness of a registration statement pursuant to an earlier demand. In addition, the Trust has unlimited “piggy-back” registration rights under the registration rights agreement, which means the Trust may require the Issuer to register its shares of Common Stock when the Issuer files a registration statement to cover the sale of common stock by the Issuer or some other shareholders.

Under the terms of the registration rights agreement, the Trust’s right to director representation will depend on its beneficial ownership of Common Stock:

•	if the Trust beneficially owns at least 20% of the outstanding shares of Common Stock, the Trust will be entitled to nominate two members of the board of directors, and the Issuer and its board of directors will support the election of these Trust-nominated directors

•	if the Trust beneficially owns less than 20% but at least 5% of the outstanding shares of Common Stock, the Trust will be entitled to nominate one member of the board, and the Issuer and its board of directors will support the election of this Trust-nominated director

If the size of the board of directors is increased, the number of directors that the Trust will be entitled to nominate will be appropriately and proportionately increased.

These corporate governance arrangements do not limit the ability of the Trust to vote its shares of Common Stock in any manner it sees fit in connection with the election of directors or otherwise.

Under the registration rights agreement, the Issuer will bear all of the expenses of demand registrations, except the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust’s legal counsel and financial advisors, and some other expenses. In the event that a demand registration, after the Secondary Offering, covers less than 10% of outstanding shares of Common Stock, the Trust will also pay the SEC and NASD filing fees relating to the registration. In connection with the Secondary Offering, the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust’s legal counsel and some other incidental expenses.

Under the registration rights agreement, the Issuer and the Trust have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 7. Material To Be Filed As Exhibits

1.	Registration Rights Agreement between The St. Joe Company (the “Issuer”) and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to Exhibit 4.01 to the Issuer’s Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).

2.	Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer dated January 26, 1998 (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1 (file 333-89146)).

3.	Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1 (File 333-89146)).

4.	Amendment No. 3 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated September 5, 2003 (incorporated by reference to Exhibit 4.4 of the Issuer’s registration statement on Form S-3/A (File No. 333-108292)).

5.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated February 7, 2003 (incorporated by reference to Exhibit 99.03 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003).

6.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated May 19, 2003 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D-A filed with the SEC on September 5, 2003).

7.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated August 12, 2003 (incorporated by reference to Exhibit 6 to the Reporting Persons’ Schedule 13D-A filed with the SEC on September 5, 2003).

8.	Agreement among Reporting Persons dated June 28, 2002 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D-A filed with the SEC on June 28, 2003).

9.	Form of Underwriting Agreement among the Alfred I. duPont Testamentary Trust, the Issuer and the Underwriters named therein (incorporated by reference to Exhibit 1.1 of the Issuer’s registration statement on Form S-3/A (File No. 333-108292)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alfred I. duPont Testamentary Trust

September 15, 2003	/s/ Winfred L. Thornton
Winfred L. Thornton
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Nemours Foundation

September 15, 2003	/s/ William T. Thompson, III
William T. Thompson, III
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wachovia Bank, N.A., as Corporate Trustee

September 15, 2003	/s/ Charlotte A. Borland
Charlotte A. Borland Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003	/s/ Hugh M. Durden
Hugh M. Durden

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003	/s/ John S. Lord
John S. Lord

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003	/s/ Herbert H. Peyton
Herbert H. Peyton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003	/s/ John F. Porter, III
John F. Porter, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003	/s/ William T. Thompson, III
William T. Thompson, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003	/s/ Winfred L. Thornton
Winfred L. Thornton